

September 7, 2012

<u>Via Facsimile</u>
Mr. Barry A. Morris
Chief Financial Officer
STR Holdings, Inc.
1699 King Street
Enfield, CT 06082

> **Re: STR Holdings, Inc.**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 1-34529**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Impairment Analysis, page 16

1.   We note your disclosures regarding testing long-lived assets for impairment. Please revise future filings, including your next Form 10-Q, to disclose and discuss the most significant assumptions you used to determine the undiscounted cash flows you compared to the carrying values of your long-lived assets and the amounts or percentages by which your estimated undiscounted cash flows exceeded the carrying values of each material asset category. Please specifically explain if and how your assumptions took into account the recent and significant declines in sales, that began during the third

quarter of 2011 and have continued and exacerbated through the second quarter of 2012. Also, in regard to your intangible assets, we noted the following disclosures:

- "the decline in volume for both the three and six months ended June 30, 2012 was the result of losing market share";

- "our legacy encapsulant's formulations are highly complex and have not performed optimally with certain module manufacturers located in China"; and

- "we are in the process of introducing our next generation encapsulant formulation."

Please specifically explain and address if and how these factors were considered and, to the extent applicable, how they impacted your impairment analyses of customer relationships, trademarks, and proprietary technology. Please provide us your proposed disclosure with your response.

Results of Operations, page 17

2.   We note your disclosures regarding the factors that impacted your sales during the interim periods. We also note the recent and significant declines in sales, that began during the third quarter of 2011 and have continued and exacerbated through the second quarter of 2012. Please revise future filings, including your next Form 10-Q, to more fully disclose and discuss this negative sales trend, including the underlying reasons for the significant declines in volumes, the specific actions you are taking to address this trend, your expectations regarding the potential impact and timing of those actions on future sales, and the risks and potential consequences if those actions are not successful. Please also specifically address the following:

- Quantify your loss of market share during each period;

- Address the extent to which you believe the declines in volumes relate specifically to you or more generally to your industry;

- Explain why your legacy encapsulant's formulations did not perform optimally with certain module manufacturers located in China, including why this apparently became more significant recently;

- Explain the process you are undertaking to introduce your next generation encapsulant formulation, including the expected cost and timing;

- Address the extent to which you believe the introduction of your next generation encapsulant formulation will result in your sales returning to or exceeding the levels you recorded in the first and second quarters of 2011; and

- Address the percentage of your sales where you recently renewed contracts with lower average selling prices and disclose the average length of your contracts. Disclose and discuss the expected impact on future sales due to the recently renewed contracts.

Please provide us your proposed disclosure with your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief